May 16, 2012

VIA EDGAR

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	Navigant Consulting, Inc.
Definitive Additional Soliciting Materials on Schedule 14A
Filed on May 9, 2012
File No. 001-12173

Dear Mr. Orlic:

This letter is being submitted in response to the comment letter dated May 14, 2012, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Definitive Additional Soliciting Materials on Schedule 14A of Navigant Consulting, Inc. (the “Company”), filed with the Commission on May 9, 2012.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Definitive Additional Soliciting Materials.

General

1.	We note your response to prior comment 2, but continue to be unable to locate the disclosure required by Item 4(b)(3) and (4) of Schedule 14A. Please direct us to this disclosure, or revise your materials.

Per your request, we have revised our materials to include the disclosure required by Item 4(b)(3) and (4) of Schedule 14A. See the section entitled “Updated Questions and Answers” beginning on page 1 of the Company’s Second Supplement dated May 16, 2012 to Proxy Statement dated April 3, 2012, filed with the Commission on the date hereof (the “Second Supplement”).

2.	We note your response to prior comment 3. Your response did not address the fact that your proxy card assumes majority voting for the election of directors, while the election will apparently be conducted pursuant to a plurality standard. Please provide your analysis. Likewise, since your solicitation is contested, brokers and other nominees cannot vote with respect to any proposals, including the ratification of the appointment of auditors. Please revise your materials to address this.

We agree with the Staff that a plurality voting standard will apply if there is, in fact, a contested election of directors at our 2012 Annual Meeting to be held on May 22, 2012. As disclosed in the section entitled “Vote Standard Applicable to Election of Directors” on page 6 of the Definitive Additional Soliciting Materials, “under the Company’s by-laws, if the number of nominees for director at the 2012 Annual Meeting exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at the meeting and entitled to vote on the election of directors. Accordingly, the three director nominees receiving the most ‘for’ votes will be elected as directors at the 2012 Annual Meeting even if the number of votes cast ‘for’ any such nominee’s election does not exceed the number of votes cast ‘against’ any such nominee’s election.” However, we do not believe that any changes to our proxy card are required for the following reasons:

Our proxy card does not assume majority voting for the election of directors. Our proxy card provides the Company’s shareholders with the following three choices when voting on our director nominees: FOR/AGAINST/ABSTAIN. It is true that at the time we mailed the proxy cards to the Company’s shareholders we expected that a majority voting standard would apply to the election of directors at our 2012 Annual Meeting. Section 3.2 of the Company’s by-laws provides that “A majority of votes cast in an election of directors shall mean that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” such director’s election (with “abstentions” and “broker nonvotes” not counted as a vote cast either “for” or “against” such director’s election).” However, the format of our proxy card works equally well in an election conducted pursuant to a majority voting standard as it does in a contested election conducted pursuant to a plurality voting standard, because in the latter case, only the FOR votes are relevant and the AGAINST/ABSTAIN votes have no impact on the outcome of the election. Our proxy card need not provide shareholders with an option to WITHHOLD votes for our director nominees because such withholding authority would similarly have no impact on the outcome of the election pursuant to a plurality voting standard.

Instruction 2 to Rule 14a-4 is not applicable here. Instruction 2 to Rule 14a-4 under the Securities Exchange Act of 1934 provides that: “If applicable state law gives legal effect to votes cast against a nominee, then in lieu of, or in addition to, providing a means for security holders to withhold authority to vote, the registrant should provide a similar means for security holders to vote against each nominee.” The Company is a Delaware corporation. Instruction 2 is inapplicable because the Delaware General Corporation Law does not give legal effect to votes cast against a nominee when there is a plurality voting standard where AGAINST votes are meaningless. Instruction 2 is also inapplicable because our proxy card already provides the Company’s shareholders a means to vote AGAINST each director nominee.

The Company believes that Instruction 2 is intended to apply to a situation where there is different treatment given to votes against and votes to withhold authority and, in that case, Instruction 2 provides that shareholders should be given the opportunity to vote against each nominee. In the Company’s situation, if a plurality voting standard applies, a vote against has the same effect as a vote to withhold authority. Accordingly, it would not be meaningful to give the Company’s shareholders an opportunity to withhold votes (in addition to or in lieu of a vote against), since both of those votes have the same legal effect under applicable state law. The Company believes that its proxy card is completely compliant with Rule 14a-4 whichever standard of voting will apply to the election of directors.

There is reasonable doubt whether the election of directors at our 2012 Annual Meeting will be conducted pursuant to a plurality voting standard. As discussed in our prior response letter to the Staff dated May 10, 2012, the Company reasonably believes that the election of directors at its 2012 annual meeting may not, in fact, be contested and that a majority voting standard may, therefore, still apply. There is considerable uncertainty whether Mr. Stephen J. Denari will solicit proxies from the Company’s shareholders and whether he will attend the annual meeting and nominate his director nominees, for the following reasons:

•

The Company had no communication with Mr. Denari after late December 2011 when he submitted a letter to the Company notifying it of his intention to nominate persons for election to the Company’s board of directors at the Company’s next annual meeting of shareholders (the “Notice of Intent to Nominate”) until Mr. Denari, his director nominees and NCI Restore Growth Committee, LLC, an Illinois limited liability company (collectively, the “NCI RGC Parties”), filed preliminary proxy materials with the Commission on May 2, 2012 (just twenty calendar days prior to the annual meeting date of May 22, 2012).

•	In the Notice of Intent to Nominate, Mr. Denari reserved the right “not to present the nominations so described.”

•

In a letter dated January 28, 2012, sent by the Company to each of Mr. Denari’s nominees, the Company requested that they complete Directors and Officers Questionnaires and invited them to provide any additional information that they would like the Company’s board of directors to consider in connection with their nomination, and none of the nominees nor Mr. Denari provided the Company with any additional information other than the completed questionnaires.

•	The NCI RGC Parties collectively own only 7,600 shares of the Company’s common stock giving them an extremely small percentage of the voting power.

•

To our knowledge, as of the date hereof (six calendar days prior to the annual meeting date), neither Mr. Denari nor any of the other NCI RGC Parties have (i) requested a shareholder list from the Company or submitted to the Company a request to mail their materials pursuant to Rule 14a-7, (ii) filed definitive proxy materials, (iii) begun to solicit the Company’s shareholders or (iv) taken other actions (other than filing preliminary proxy materials) that would indicate they are actively commencing a proxy contest.

Accordingly, it remains entirely unclear what voting standard will apply until Mr. Denari (or an authorized representative) either does or does not attend the 2012 Annual Meeting and nominate his director nominees.

Per your request, we have revised our materials to clarify that brokers and other nominees will not have discretionary authority to vote on any items of business if there is, in fact, a contested election of directors at our annual meeting on May 22, 2012. See the section entitled “Updated Questions and Answers” beginning on page 1 of the Second Supplement.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses, please do not hesitate to call me at (312) 573-5603.

Sincerely,

/s/ Monica M. Weed
Monica M. Weed